SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1 ) *

ZION OIL & GAS INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989696109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989696109

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1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Varon Family Limited Partnership

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

SOLE VOTING POWER

0

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

125,000

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.2%

12. TYPE OF REPORTING PERSON*

OO

CUSIP No. 989696109

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Item 1(a). Name of Issuer:

ZION OIL & GAS INC.

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Item 1(b). Address of Issuer's Principal Executive Offices:

6510 Abrams Road,

Suite 300

Dallas, TX 75231

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Item 2(a). Name of Person Filing:

See cover page for respective reporting person

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Item 2(b). Address of Principal Business Office, or if None, Residence:

See Exhibit A

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Item 2(c). Citizenship:

See cover page for respective reporting person

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Item 2(d). Title of Class of Securities:

Common Stock

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Item 2(e). CUSIP Number:

989696109

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)

or (c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See cover page for respective reporting person

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Ralph DeVore who may be deemed a group member with the reporting person hereunder and other reporting persons who may be deemed to constitute a "group" with one another, may be deemed to beneficially own 493,264 shares held by other persons subject to a voting agreement with the reporting person hereunder and such other reporting persons. The reporting person hereunder and such other reporting persons have the power to receive and the power to direct the proceeds of dividends or the sale of such securities.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

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Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

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Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

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Item 10. Certifications.

N/A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kyle Spelman AIF for Varon Family Limited Partnership

Varon Family Limited Partnership

By: Jacob Varon, President

Exhibit A

Varon Family Limited Partnership

5835 Shady River

Houston, TX 77057

Exhibit B

Due to the relationships between them, the reporting person hereunder may be deemed to constitute a "group" with other reporting persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. In addition, Ralph DeVore who may be deemed a group member with the reporting person hereunder and other reporting persons who may be deemed to constitute a "group" with one another, may be deemed to beneficially own 493,264 shares pursuant to a voting agreement with the reporting person hereunder and such other reporting persons. Mr. DeVore and the other reporting persons who may be deemed to constitute a "group" with one another for purposes of the voting agreement with Mr. DeVore are filing a separate Schedule 13G.

The following individuals may be members of a 13(d) group with the reporting persons.

Carlton Cody

Bonnie Whiteneck

Don Whiteneck

Charles Kaliszewski

Billy Traylor

Paula Batterton

Candace Stringer

Connie Nichter

Hal Lindsey

Roy Cody

Margaret Johnston

Carl Johnston

Paula Harness

Jeffery Johnston

Matthew Johnston

Michael Massey

Melody Massey

Christian Fenet

Ralph DeVore